Exhibit 99.7

Registered Office:
25 Berkeley Square
London W1J 6HB

Date as postmarked

Dear Shareholder

PAYMENT OF DIVIDENDS IN YOUR LOCAL CURRENCY

I am pleased to advise you that the Company can now offer you the opportunity to receive your dividend payments in your local currency, paid straight into your local bank account. Our Registrar, Lloyds TSB Registrars, have arranged with the Bank of Scotland to use their Transcontinental Automated Payment Service (TAPS). This is an electronic facility that enables regular low-value payments to be forwarded from the UK to many overseas countries (a list of which is available on the Cadbury Schweppes website or by contacting the Registrar) as a simple low-cost system.

Lloyds TSB Registrars can arrange for your dividend to be converted into your local currency on the first working day after the dividend payment date and for the converted amount to be paid into your bank account within an average of five working days. There is a nominal charge of £2.50 per dividend for the currency conversion but otherwise the service is completely free to you.

Your tax voucher will be sent to you as usual by post. Please note that this will be expressed in sterling before deduction of the TAPS charge and conversion to local currency. We regret that, due to the low-cost nature of the TAPS facility, no separate TAPS advice note will be issued. However, we will publish details of the exchange rate used on our website, www.cadburyschweppes.com, normally within five working days. This information will also be available from our Registrar, whose contact details are set out below.

I am enclosing a dividend mandate for completion, should you decide to use this new service. Full details of how it operates are set out on the reverse of the form and I would draw your attention to the terms and conditions, in particular the maximum limit of £5000 initial sterling value for each individual dividend payment.

The completed mandate should then be returned to: Lloyds TSB Registrars, Shareholder Operations 3, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom.

I very much hope that you will take advantage of this new, low-cost and prompt method of receiving dividends.

If, however, you have a small number of shares, the value of which makes this service uneconomical, you may wish to consider donating your shares to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is also available at www.sharegift.org.

Should you have any further questions, please contact our Registrar’s helpline on +44 121 415 7036 or by fax on +44 1903 833168.

Yours faithfully

M A C Clark

Chief Legal Officer and Group Secretary